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[logo]FOLEY
      HOAG LLP
      ATTORNEYS AT LAW







                                                   Robert W. Sweet, Jr.
                                                          Boston Office
                                                         (617) 832-1160
July 13, 2005                                      rsweet@foleyhoag.com





BY FACSIMILE

Angela Crane
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

     Re:   Hittite Microwave Corporation
           Registration Statement on Form S-1
           File No. 333-124664

Dear Ms. Crane:

     I am writing on behalf of Hittite Microwave Corporation to follow up on our telephone conversation of July 12, 2005. The Staff has asked what consideration has been given by Hittite and its auditors to inclusion in Note 17 to the consolidated financial statements of disclosure concerning Hittite's intention to grant certain options and restricted stock awards prior to the closing of the offering, as disclosed on pages 4, 26-27 and 70 of the preliminary prospectus. After consultation with Hittite and PricewaterhouseCoopers LLP, its auditors, I can provide the following information.

     1. BACKGROUND; THE PROPOSED EQUITY GRANTS.

     The facts concerning the proposed equity grants are as follows. Hittite has not granted any options or issued any other form of equity-based compensation since June 2003. On June 30, 2005, the Compensation Committee of the Board of Directors of Hittite authorized the grant, effective immediately following, and contingent upon, the effectiveness of the registration statement for Hittite's initial public offering, of the following:

          (a) restricted stock awards covering shares of common stock having an aggregate value, at the initial public offering price, equal to $680,371. Substantially all employees of Hittite will receive these awards. At an assumed initial public offering price of $15.00 (the mid-point of the filing range in the


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          preliminary prospectus), this would amount to approximately 45,000 shares of common stock.

          (b) nonqualified stock options to purchase an aggregate of 1,300,000 shares of common stock at an exercise price equal to the initial public offering price to be issued to a smaller group of executive and management personnel, consisting of approximately one-third of Hittite's workforce.

     All of the foregoing awards will vest over a period of five years, and, in the case of the restricted stock awards, sale of the shares is not permitted until five years after the date of grant.

     2. ANALYSIS: AU 560 AND SUBSEQUENT EVENTS DISCLOSURE.

     Statement of Auditing Standards No. 1, AU Section 560 identifies two types of events or transactions that, if they occur after the balance sheet date and if they materially affect the financial statements, may require disclosure as "subsequent events" in the financial statements. The first of these, which relates to events that bear upon estimates that were made in connection with conditions that existed at the balance sheet date, is clearly inapplicable.

     The second type consists of events that relate to conditions not in existence at the date of the balance sheet but that are "of such a nature that disclosure of them is required to keep the financial statements from being misleading." Whether an event falls into this category is obviously a subjective question, calling for the application of a significant degree of judgment.

     Given the immateriality of the estimated compensation charge that will be associated with the awards in relation to Hittite's net income in recent periods, Hittite does not believe that disclosure as a subsequent event is required to keep the financial statements from being misleading. Based upon an assumed initial public offering price of $15 per share, Hittite estimates that it will incur stock-based compensation expense, beginning in the third quarter of 2005, of approximately $35,000 per quarter associated with these awards. For purposes of comparison, Hittite's net income in the first quarter of 2005 was $4.2 million.

     The dilutive impact of these stock grants on Hittite's equity capitalization is more difficult to quantify, but is also immaterial in Hittite's judgment. The effect of the issuance of approximately 45,000 shares subject to restricted stock awards in addition to the 27 million shares expected to be outstanding after the offering is clearly insignificant. With regard to the 1,300,000 shares subject to nonqualified stock options, these will become exercisable over a five-year period, and their at-market exercise price is expected to limit their impact on future diluted EPS and diluted shares outstanding significantly.

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     Hittite also notes that disclosure of Hittite's intention to make these proposed equity awards is already provided in the relevant locations in the narrative portion of the preliminary prospectus. Thus, investors will be on notice of this future event.

     For these reasons, Hittite, after consulting with PricewaterhouseCoopers, concluded that disclosure of these equity awards as a subsequent event in Note 17 was not required.

     However, Hittite acknowledges the concern of the Staff that the authorization of a significant number of options and restricted stock awards could be viewed by investors as important information, without regard to its immediate financial impact. In deference to the Staff's concern, Hittite will include in Note 17 to the consolidated financial statements included in the final prospectus for the offering additional disclosure, similar to that which currently appears in the narrative portion of the preliminary prospectus, as follows:

     "On June 30, 2005, the Compensation Committee of the Company's Board of Directors authorized the grant, pursuant to the Company's 2005 Stock Incentive Plan, of non-qualified stock options to purchase an aggregate of 1,300,000 shares of common stock at an exercise price equal to $[INSERT INITIAL PUBLIC OFFERING PRICE] per share and restricted stock awards covering [INSERT $680,371 DIVIDED BY THE INITIAL PUBLIC OFFERING PRICE] shares of common stock, to be issued prior to the closing of the Company's initial public offering. Each such option and restricted stock award will vest over a five-year period."

     Hittite will similarly update the text on pages 4, 26-27 and 70 of the final prospectus to reflect the final number of shares subject to the restricted stock awards, based on the actual initial public offering price.

     3. RECIRCULATION AND RULE 430A ANALYSIS.

     Hittite does not intend to revise the preliminary prospectus by way of a pre-effective amendment to reflect this update and the addition to Note 17. Hittite believes that the repetition in Note 17 of information which, as the Staff points out, is already contained in several locations in the preliminary prospectus, would not constitute a substantive change in the information already disclosed, or a material change in the disclosure contained in the registration statement at effectiveness. Hittite therefore believes that it may, in reliance on Rule 430A, include this information in a form of final prospectus filed with the Commission pursuant to Rule 424, and that no recirculation of a revised preliminary prospectus should be necessary prior to effectiveness. Further, the updating of the related narrative disclosure to provide price-related information regarding the actual number of restricted stock awards in the final prospectus filed under Rule 424 would also, in Hittite's view, be consistent with permissible reliance on Rule 430A.

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     If the Staff does not concur in these views, we would appreciate a chance to discuss this at the earliest possible opportunity. For your information, Hittite currently expects to price the offering on Thursday, July 21, 2005, and will submit a formal acceleration request in due course.

     Hittite would be pleased to discuss the analysis presented herein with you at your convenience. If you have any questions, of course, please feel free to contact me directly at (617) 832-1160.

     Thank you for your continued assistance.


                                           Very truly yours,

                                           /s/ Robert Sweet
                                           ---------------------
                                           Robert W. Sweet, Jr.


RWS:nag

cc:   Eric Atallah
      Jay Mumford, Esq.
      William W. Boecke, Hittite Microwave Corporation
      Michael Papetti, PricewaterhouseCoopers LLP
      Matthew W. Sonsini, Esq., Wilson Sonsini Goodrich & Rosati, P.C.